Quarterly Report 1Q 2007

(GERDAU AMERISTEEL(TM) LOGO)

Vision, Mission and Values

VISION

To be recognized as the most successful company in the steel industry.

MISSION

To create value for our customers, employees, shareholders and communities through the engagement of people and excellence of operations.

VALUES

-    Safety

-    Integrity

-    Customer Driven Culture

-    Investment in People, Processes, and Technology

-    Engaged Employees

-    Open Communication

-    Community and Environmental Awareness

-    Profitability

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

In this report, "Gerdau Ameristeel" and "Company" refer to Gerdau Ameristeel Corporation and its subsidiaries and 50% owned joint ventures. Certain statements in this report constitute forward-looking statements. Such statements describe the Company's assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans and strategies and can often be identified by the words "anticipates," "believes," "estimates," "expects," "intends," "plans," and other words and terms of similar meaning. The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company. In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:

The highly competitive nature of the global steel industry and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company and economic conditions in North America and worldwide; steel imports and trade regulations; the substantial capital investment and maintenance expenditures required in the Company's business; unexpected equipment failures, transportation disruptions or production curtailments or shutdowns; increases in the cost of steel scrap, energy and other raw materials; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; the cost of compliance with environmental laws and regulations; the Company's costs relative to competitors who have sought bankruptcy protection; the Company's ability to fund its pension plans; the deviation of actual results from estimates made by the Company in the preparation of its financial statements; the loss of key employees; the Company's reliance on joint ventures that it does not control; the effects of the consolidation of operations or of the steel industry, and the ability to integrate newly-acquired businesses and achieve synergies.

Any forward-looking statements in this report are based on current information as of the date of this report and the Company does not undertake any obligation to update any forward-looking statements to reflect new information or future developments or events, except as required by law.

OVERVIEW

Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of over 9.0 million tons of mill finished steel products. Through a vertically integrated network of 17 mini-mills (including one 50% owned joint venture mini-mill), 17 scrap recycling facilities and 51 downstream operations (including seven joint venture fabrication facilities), the Company serves customers throughout North America. The Company's products are generally sold to steel service centers, to steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal building manufacturing and equipment manufacturing. Over 90% of the raw material feed for the mini-mill operations is recycled steel scrap, making Gerdau Ameristeel the second largest steel recycler in North America.

BUSINESS UNIT SEGMENTS

Gerdau Ameristeel is organized with two business unit segments, mills and downstream. The mills segment consists of 13 mini-mills in the United States and three in Canada. This segment manufactures and markets a wide range of steel products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections and coiled wire rod. The mills segment also produces rebar, merchant, rod and SBQ products which are transferred at arms-length, market prices to the downstream segment. The downstream segment is comprised of various secondary value-added steel businesses, which include rebar fabrication, railroad spikes, cold drawn products, super light beam processing, elevator guide rails, grinding balls, wire mesh and collated nails.

RESULTS OF OPERATIONS

The Condensed Consolidated Financial Statements of Gerdau Ameristeel for the three months ended March 31, 2007 and 2006 have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and include the results of the Sheffield Steel Corporation ("Sheffield") and Pacific Coast Steel ("PCS") operations subsequent to their acquisition in June and November 2006, respectively.

THREE MONTHS ENDED MARCH 31, 2007, COMPARED TO THREE MONTHS ENDED MARCH 31, 2006

The following tables summarize the results of Gerdau Ameristeel for the three months ended March 31, 2007 and 2006.

(US$ IN THOUSANDS)


                                                THREE MONTHS ENDED    THREE MONTHS ENDED
                                                ------------------   -------------------   % OF SALES
                                                 MARCH 31,    % OF    MARCH 31,     % OF    INCREASE    $ INCREASE
                                                   2007      SALES       2006      SALES   (DECREASE)   (DECREASE)
                                                ----------   -----   -----------   -----   ----------   ----------
                                                                     As Adjusted
Finished Steel Shipments (Tons)
Rebar                                              476,683              363,617
Merchant/Special Sections                          876,332              830,557
Rod                                                196,763              161,610
Fabricated Steel                                   340,637              270,496
                                                ----------           ----------
      TOTAL                                      1,890,415            1,626,280
Net sales                                       $1,342,996   100.0%  $1,059,230    100.0%                $283,766
Operating expenses
   Cost of sales (exclusive of depreciation
      and amortization)                          1,068,872    79.6%     862,162     81.4%     -1.8%       206,710
   Selling and administrative                       50,663     3.8%      55,446      5.2%     -1.4%        (4,783)
   Depreciation and amortization                    28,479     2.1%      26,135      2.5%     -0.4%         2,344
   Other operating income, net                        (683)   -0.1%      (2,486)    -0.2%      0.1%         1,803
                                                ----------   -----   ----------    -----      ----       --------
                                                 1,147,331    85.4%     941,257     88.9%     -3.5%       206,074
Income from operations                             195,665    14.6%     117,973     11.1%      3.5%        77,692
Income from 50% owned joint ventures                17,695     1.3%      29,329      2.8%     -1.5%       (11,634)
                                                ----------   -----   ----------    -----      ----       --------
Income before other expenses and income taxes      213,360    15.9%     147,302     13.9%      2.0%        66,058
Other expenses
   Interest, net                                     7,951     0.6%      10,662      1.0%     -0.4%        (2,711)
   Foreign exchange (gain) loss, net                  (248)    0.0%       1,078      0.1%     -0.1%        (1,326)
   Amortization of deferred financing costs            756     0.1%         697      0.1%      0.0%            59
   Minority interest                                 4,612     0.3%          --      0.0%      0.3%         4,612
                                                ----------   -----   ----------    -----      ----       --------
                                                    13,071     1.0%      12,437      1.2%     -0.2%           634
Income before income taxes                         200,289    14.9%     134,865     12.7%      2.2%        65,424
Income tax expense                                  66,754     5.0%      46,020      4.3%      0.7%        20,734
                                                ----------   -----   ----------    -----      ----       --------
NET INCOME                                      $  133,535     9.9%  $   88,845      8.4%      1.5%      $ 44,690
                                                ==========           ==========                          ========

On January 1, 2007, the Company adopted FASB Staff Position ("FSP") No. AUG AIR-1, "Accounting for Planned Major Maintenance Activities" ("FSP No. AUG AIR-1"). FSP No. AUG AIR-1 amended the guidance on the accounting for planned major maintenance activities; and it specifically precludes the use of the previously acceptable "accrue in advance" method. In compliance with this new guidance, the Company has retroactively adjusted the Condensed Consolidated Statement of Earnings for the three months ended March 31, 2006 and the Condensed Consolidated Balance Sheet and Condensed Consolidated Statement of Changes in Shareholders Equity for the year ended December 31, 2006 which has resulted in increases in net income and equity of $1.5 million and $1.3 million, respectively.

The Company uses weighted average net selling prices ("net selling prices") and metal spread as non-GAAP financial measures. The Company believes that net selling prices are commonly used in the steel industry to measure a company's revenue performance. The Company believes that net selling prices represent a meaningful measure because it reflects the revenue earned net of freight. Weighted average net selling prices were computed by dividing the shipment revenue by the steel shipments as follows:

                                              THREE MONTHS ENDED
                                           ------------------------
                                            MARCH 31,    MARCH 31,    $ INCREASE   % INCREASE
                                              2007          2006      (DECREASE)   (DECREASE)
                                           ----------   -----------   ----------   ----------
                                                        As Adjusted
Mill external shipment revenue             $  915,252   $  753,124
Fabricated steel shipment revenue             293,309   $  199,972
Other products shipment revenue *              81,281       53,214
Freight                                        53,154       52,920
                                           ----------   ----------
   NET SALES                                1,342,996    1,059,230
Mill external shipments  (tons)             1,549,778    1,355,784
Fabricated steel shipments (tons)             340,637      270,496
WEIGHTED AVERAGE SELLING PRICE ($/TON)
   Mill external steel shipments           $   590.57   $   555.49      $ 35.08        6.3%
   Fabricated steel shipments                  861.06       739.28       121.78       16.5%
Scrap Charged                                  216.20       184.75        31.45       17.0%
METAL SPREAD (SELLING PRICE LESS SCRAP)
   Mill external steel shipments               374.37       370.74         3.63        1.0%
   Fabricated steel shipments                  644.86       554.53        90.33       16.3%
Mill Manufacturing Cost ($/ton)                250.61       245.25         5.36        2.2%

* Other products shipment revenue includes ferrous scrap, nonferrous scrap, semifinished steel billets, and other building products.

Net sales: Strong market conditions and customers accelerating their purchases in advance of announced price increases, lead to record external shipments for the Company in the three months ended March 31, 2007. Finished tons shipped during this period increased 264,135 tons, or 16.2%, compared to the three months ended March 31, 2006. In addition to the strong market demand, the current period results also include the results of the Sheffield and PCS operations which were purchased during the second quarter and fourth quarter of 2006, respectively. Shipments from these operations were approximately 149,065 tons and 38,339 tons, respectively. Weighted average mill selling prices were $591 per ton for the three months ended March 31, 2007, an increase of approximately $35 per ton or 6.3% from the weighted average mill selling prices for the three months ended March 31, 2006 as selling prices increased in response to rapidly increasing scrap costs.

Cost of sales: Cost of sales as a percentage of net sales decreased 1.8% for the three months ended March 31, 2007 when compared to the three months ended March 31, 2006. On a per ton shipped basis, the cost of sales increased from $530 per ton for the three months ended March 31, 2006 to $565 for the three months ended March 31, 2007. Scrap raw material costs used in production, the principal component of the Company's cost structure, increased 17.0% to $216 per ton for the three months ended March 31, 2007, compared to $185 per ton for the three months ended March 31, 2006. Some of this increase in scrap costs in the most recent quarter remains in the cost of inventory because the Company maintains approximately one to two months of inventory on hand. When taking this into consideration, the cost of scrap that flowed through earnings was approximately $20 to $30 per ton less than the cost of the scrap used in production during the quarter. The current period results also include a $16 per ton increase in costs as a result of the Company acquiring PCS in November 2006. A significant portion of PCS' cost of sales were derived from the installation of reinforcing steel, which increased the Company's average cost per ton shipped by $16 per ton. Mill manufacturing costs were approximately 2.2% higher in the three months ended March 31, 2007 compared to the three months ended March 31, 2006 primarily as a result of increased yield costs resulting from the higher scrap costs and costs related to the signing of new labor agreements which contained signing bonuses and incremental post retirement medical costs at four of our operations.

Selling and administrative: Selling and administrative expenses for the three months ended March 31, 2007 decreased $4.8 million compared to the three months ended March 31, 2006. Due to the change in the price of the Company's common shares as compared to December 31, 2006, selling and administrative expenses for the three months ended March 31, 2007 includes an $8.8 million non-cash expense versus a $26.4 million non-cash expense in the three months ended March 31, 2006 due to marking-to-market outstanding stock appreciation rights (SARs) and expenses associated with other equity based compensation held by employees. The remaining increase in selling and administrative expenses is due to an increase in corporate headcount supporting growth of the organization, including the Sheffield and PCS operations.

Depreciation: Depreciation expense for the three months ended March 31, 2007 increased $2.3 million when compared to the three months ended March 31, 2006. The increase in depreciation for the three months ended March 31, 2007 reflects increases in depreciation expense from the Sheffield and PCS acquisitions and from routine equipment additions placed in service over the last 12 months.

Income from operations: As a percentage of net sales, operating income for the three months ended March 31, 2007 was 14.6% compared to the operating income of 11.1% for the three months ended March 31, 2006. Metal spread, the difference between mill selling prices and scrap raw material cost increased $4 per ton for the three months ended March 31, 2007 compared to the three months ended March 31, 2006. However, considering the timing difference when scrap costs flow through earnings, the metal spread of material sold increased approximately $30 per ton.

Earnings from 50% owned joint ventures: Earnings from the Company's 50% owned joint ventures were $17.7 million for the three months ended March 31, 2007 compared to $29.3 million for the three months ended March 31, 2006. Metal spreads at the Company's flat rolled sheet joint venture Gallatin Steel decreased from $322 per ton in the three months ended March 31, 2006 to $280 during the three months ended March 31, 2007. The decrease in earnings and metal spread for the three months ended March 31, 2007 as compared to the three months ended March 31, 2006 is the residual effect of a sharp decrease in margins during the three months ended December 31, 2006, initiated by a market correction for a temporary over supply condition. Even though there has been a rebalance between market supply and demand, metal spreads in the flat rolled steel industry remain well below the margins earned in the three months ended March 31, 2006.

Interest expense and other expense on debt: Interest expense and other expense on debt, including amortized deferred financing costs, decreased $2.7 million for the three months ended March 31, 2007 compared to the three months ended March 31, 2006. This was primarily due to decreased interest income earned on lower cash and short-term investments balances held by the Company and the Company's redemption of its Cdn $125.0 convertible debentures in Q3 2006.

Minority interest: In November 2006, the Company purchased a controlling interest in PCS. Consistent with GAAP requirements, the Company consolidates 100% of the results of PCS and reflects the earnings of the non-owned portion as minority interest.

Income taxes: The Company's effective income tax rate was approximately 33.3% and 34.1% respectively for the three months ended March 31, 2007 and 2006.

Segments: Gerdau Ameristeel is organized with two business unit segments, mills and downstream.

Mills segment sales increased to $1.2 billion for the three months ended March 31, 2007, from $1.0 billion for the three months ended March 31, 2006. Mills segment sales include sales to the downstream segment of $148.1 million and $108.1 million for the three months ended March 31, 2007 and 2006, respectively. Mills segment operating income for three months ended March 31, 2007 was $177.0 million compared to an operating income of $133.2 million for the three months ended March 31, 2006, an increase of $43.8 million. The increase in operating income in the first quarter of 2007 is primarily the result of higher shipment volumes and higher metal spreads.

Downstream segment sales increased to $309.8 million for the three months ended March 31, 2007 from $211.6 million for the three months ended March 31, 2006. Downstream segment operating income for the three months ended March 31, 2007 was $26.5 million compared to $16.9 million for the three months ended March 31, 2006, an increase of $9.6 million.

See "Note 14" to Gerdau Ameristeel Corporation and Subsidiaries Condensed Consolidated Financial Statements for the three month ended March 31, 2006 - "Segment information" for a reconciliation of segment sales and income to consolidated results.

EBITDA: EBITDA is earnings before interest, taxes, depreciation and amortization and includes cash distributions from 50% owned joint ventures, but excludes earnings from 50% owned joint ventures. Management believes EBITDA, a non-GAAP measure, is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as a performance indicator or to cash flows from operations as a measure of liquidity and cash flows. Reconciliation of EBITDA to net income for the three months ended March 31, 2007 and 2006 is shown below:

                                            FOR THE THREE MONTHS ENDED
                                         -------------------------------
(US$ IN THOUSANDS)                       MARCH 31, 2007   MARCH 31, 2006
                                         --------------   --------------
                                                            As Adjusted
Net income                                  $133,535         $ 88,845
Income tax expense                            66,754           46,020
Interest and other expense on debt             7,951           10,662
Depreciation and amortization                 29,235           26,832
Earnings from 50% owned joint ventures       (17,695)         (29,329)
Cash distribution from 50% owned joint
   ventures                                   20,404           30,403
Minority interest                              4,612               --
                                            --------         --------
EBITDA                                      $244,796         $173,433
                                            ========         ========

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Operating activities: Net cash provided by operations for the three months ended March 31, 2007 was $130.7 million compared to $108.0 million for the three months ended March 31, 2006. For the three months ended March 31, 2007, accounts receivable used $170.7 million of cash as a result of increased sales volumes and higher selling prices. Inventories provided $22.2 million of cash as due to the decreased inventory levels resulting from the increased sales volumes. Other assets provided $23.1 which resulted from the prepayment of income taxes in the prior year. Accounts payable and other liabilities provided $70.8 million of cash in the first three months of 2007 primarily due to increased trade accounts payable due to the higher scrap raw material costs increasing the payables and increased production in the month of March 2007 as compared to the month of December 2006.

Investing activities: Net cash used in investing activities was $71.3 million in the three months ended March 31, 2007 compared to $221.2 million in the three months ended March 31, 2006. For the three months ended March 31, 2007, capital expenditures totalled $54.1 million and the net purchases of auction rate securities were $17.9 million.

Financing activities: Net cash used by financing activities was $88.1 million in the three months ended March 31, 2007 compared to $72.8 million in the three months ended March 31, 2006. The principal component is the payment of dividends.

On March 9, 2007, the Company paid, in addition to the normal $0.02 per common share quarterly dividend, a special dividend of $0.27 per common share. This resulted in a total dividend payment of $88.5 million to shareholders of record at the close of business on February 22, 2007.

On May 2, 2007, the Board of Directors approved a quarterly cash dividend of $0.02 per common share, payable on June 1, 2007 to shareholders of record at the close of business on May 16, 2007.

OUTSTANDING SHARES

As of March 31, 2007, the Company had outstanding 305,521,566 common shares.

CREDIT FACILITIES AND INDEBTEDNESS

The principal sources of liquidity are cash flows generated from operations and borrowings under the Senior Secured Credit Facility and the Company believes these sources will be sufficient to meet its cash flow requirements. The Company's principal liquidity requirements are working capital, capital expenditures and debt service.

The following is a summary of existing credit facilities and other long term debt:

Senior Secured Credit Facility: The Senior Secured Credit Facility provides commitments of up to $650.0 million and expires in October 2010. The Company will be able to borrow under the Senior Secured Credit Facility the lesser of
(i) the committed amount, and (ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of the Company's operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the Senior Secured Credit Facility. Since the borrowing base under the Senior Secured Credit Facility will be based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable.

Loans under the Senior Secured Credit Facility bear interest at a per annum rate equal to one of several rate options (LIBOR, federal funds rate, bankers' acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the Senior Secured Credit Facility may be made in U.S. dollars or Canadian dollars, at the option of the Company. Our Senior Secured Credit Facility contains restrictive covenants that limit our ability to engage in specified types of transactions without the consent of the lenders. These covenants may limit our ability to, among other things incur additional debt, issue redeemable stock and preferred stock, pay dividends on our common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations.

On February 6, 2007, the Company completed an amendment to the Senior Secured Credit Facility which increases until September 30, 2007 the amount of net intercompany balances that are permitted to exist between the credit parties and the Company's U.S. operating subsidiaries. The lenders concurrently waived a covenant non-compliance relating to these balances. The Company is in compliance with the terms of the amended facility.

At March 31, 2007, there were no borrowings and $592.2 million was available under the Senior Secured Credit Facility compared to no borrowings and $592.4 million available at December 31, 2006.

Capital Expenditures Credit Facility: On November 22, 2006, the Company entered into a credit facility with KfW to provide financing for capital expenditures. The facility is for $75.0 million, expires on November 30, 2008 and is secured by the equipment purchased with the financing. At March 31, 2007 and December 31, 2006, no amounts had been drawn on this facility.

Senior Notes: On June 27, 2003, the Company issued $405.0 million of 10 3/8% Senior Notes. The notes mature on July 15, 2011. The notes were issued at 98% of face value. The notes are unsecured, are effectively junior to secured debt to the extent of the value of the assets securing such debt, rank equally with all existing and future unsecured unsubordinated debt, and are senior to any future senior subordinated or subordinated debt. Interest on the notes accrues at 10 3/8% per annum (10.75% effective rate) and is payable semi-annually on July 15 and January 15. The indenture governing the notes permits the Company and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations. The Company's first opportunity to call these senior notes is July 15, 2007 at a redemption price of 105 3/8%.

Industrial Revenue Bonds: The Company had $31.6 million of industrial revenue bonds outstanding at March 31, 2007 and December 31, 2006. Approximately $23.8 million of the bonds were issued by Gerdau Ameristeel US Inc., a wholly owned subsidiary of the Company, in prior years to construct facilities in Jackson, Tennessee. The Company assumed an industrial revenue bond in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in September 2002. The Company assumed an additional industrial revenue bond in the amount of $4.2 million with the acquisition of the North Star locations in November 2004. The interest rates on these bonds range from 45% to 77% of the prime rate. The industrial revenue bonds mature in 2014, 2017 and 2018, respectively. These bonds are secured by letters of credit issued under the Senior Secured Credit Facility.

Capital Leases: Gerdau Ameristeel had $0.4 million of capital leases at March 31, 2007 and December 31, 2006.

CAPITAL EXPENDITURES

Gerdau Ameristeel spent $54.1 million on capital projects in the three months ended March 31, 2007 compared to $40.9 million in the three months ended March 31, 2006. The most significant projects include a new melt shop and the replacement of a rolling mill stand for the Jacksonville, Florida mill that is expected to start commissioning during the second quarter of 2007, a new scrap shredder at the Jackson, Tennessee mill, a new ladle arc furnace at the Sand Springs, Oklahoma mill, the overhaul of a scrap conveyer at the Sayreville, New Jersey mill, and the upgrade of a shredder at the St. Paul, Minnesota mill.

OFF - BALANCE SHEET ARRANGEMENTS

Other than non-cancelable operating lease commitments, the Company does not have any off-balance sheet arrangements, financings or other relationships with unconsolidated special purpose entities. The Company's operating lease commitments are set out in the contractual obligation table below.

CONTRACTUAL OBLIGATIONS

The following table represents the Company's contractual obligations as of March 31, 2007.

                                           LESS THAN     1 - 3      4 - 5     AFTER
(US$ IN THOUSANDS)               TOTAL      ONE YEAR     YEARS      YEARS    5 YEARS
                              ----------   ---------   --------   --------   -------
Long-term debt (1)            $  431,889    $    184   $    167   $399,938   $31,600
Interest                         242,607      45,180     90,358     90,357    16,712
Operating leases (2)              70,161      12,386     18,147     14,374    25,254
Capital expenditures (3)         138,399     103,799     24,220     10,380
Unconditional purchase
   obligations (4)                91,413      91,413
Pension funding obligations       31,100      31,100
                              ----------    --------   --------   --------   -------
   TOTAL CONTRACTUAL
      OBLIGATIONS             $1,005,569    $284,062   $132,892   $515,049   $73,566
                              ----------    --------   --------   --------   -------

(1) Total amounts are included in the March 31, 2007 Condensed Consolidated Balance Sheet. See Note 6, Long-term Debt, to the Condensed Consolidated Financial Statements.

(2) Includes minimum lease payment obligations for equipment and real property leases in effect as of March 31, 2007.

(3)  Purchase obligations for capital expenditure projects in progress.

(4) A majority of these purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

CRITICAL ACCOUNTING POLICIES

Gerdau Ameristeel's Condensed Consolidated Financial Statements are prepared in accordance with U.S. GAAP that often require management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts presented and disclosed in the financial statements. Management reviews these estimates and assumptions based on historical experience, changes in business conditions and other relevant factors as it believes to be reasonable under the circumstances.

Critical accounting policies are those that may have a material impact on the Condensed Consolidated Financial Statements and also require management to exercise significant judgment due to a high degree of uncertainty at the time the estimates are made. Senior management has reviewed the development and selection of the Company's accounting policies, related account estimates and the disclosures set forth below with the Audit Committee of the Board of Directors.

REVENUE RECOGNITION

The Company's products are usually sold on credit terms. The credit terms, which are established in accordance with local and industry practices, typically require payment within 30 days of delivery and may allow discounts for early payment. Revenue is recognized at the time products are shipped to customers, when the risks of ownership and title are transferred.

The Company recognizes revenues on construction contracts of its PCS operation using the percentage-of-completion method of accounting, measured by the percent of contract costs incurred to-date to estimated total contract costs. This method is used because management considers total cost to be the best available measure of completion of construction contracts in progress. Provisions for estimated losses on construction contracts in progress are made in their entirety in the period in which such losses are determined without reference to the percentage complete. Changes in job performance, job conditions, and estimated profitability may result in a revision to revenues costs, and are recognized in the period in which the revisions are determined. Claims for additional revenues are not recognized until the period in which such claims are allowed.

The asset, "Costs and estimated earnings in excess of billings on uncompleted contracts," represents revenues recognized in advance of amounts billed. The liability, "Billings in excess of costs and estimated earnings on uncompleted contracts," represents billings in advance of revenues recognized.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts is evaluated on a regular basis and adjusted based upon management's best estimate of probable losses inherent in accounts receivable. In estimating probable losses, the Company reviews accounts that are past due, non-performing or in bankruptcy. The Company also reviews accounts that may be at risk using information available about the customer, such as financial statements and published credit ratings. General information regarding industry trends and the general economic environment is also used. The Company determines an estimated loss for specific accounts and estimates an additional amount for the remainder of receivables based on historical trends and other factors. Adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and level of payments received and necessitates a change in estimated losses.

ACCOUNTING FOR GOODWILL

Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable tangible and intangible assets acquired. Goodwill is reviewed for impairment annually in the third quarter, or, when events or circumstances dictate, more frequently. The Company's goodwill impairment reviews consist of a two-step process of first determining the estimated fair value of the reporting unit and then comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of the reporting units are determined based on our estimates of comparable market values. If this estimated fair value exceeds the carrying value, no further analysis or goodwill write-down is required. If the estimated fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their estimated fair value. If necessary, goodwill would then be written-down to its implied fair value.

LONG-LIVED ASSETS

The Company is required to assess potential impairments of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for Impairment of Long-lived Assets" ("SFAS 144"), if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based upon the most recent information available. Estimated fair market value is generally measured by discounting estimated future cash flows developed by management. Long-lived assets that are held for disposal are recorded at the lower of the carrying value or the fair market value less the estimated cost to sell. The Company's long-lived assets primarily include property, plant and equipment used in operations and property held for sale.

ACCOUNTING FOR INCOME TAXES

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). Significant judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company's tax returns are subject to audit by various domestic and foreign tax authorities. Although the Company believes its estimates are reasonable, no assurance can be given that the final tax outcome will not be materially different from that which is reflected in the income tax provisions and accruals.

The Company has recorded deferred tax assets related to domestic and foreign tax loss carry-forwards. Limitations on the utilization of these tax assets may apply and the Company may in the future provide a valuation allowance to reduce certain of these deferred tax assets if it concludes that it is more likely than not that the deferred tax assets will not be fully realized.

Effective January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of SFAS No. 109". FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company will consider many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.

ENVIRONMENTAL REMEDIATION

The Company is subject to environmental laws and regulations established by federal, state and local authorities and makes provisions for the estimated cost of compliance based on currently available facts, present laws and regulations, and current technology. The liability estimates are reviewed periodically and, as investigations and remediation proceed, the Company makes necessary adjustments to the estimates. The liability estimates are not reduced by possible recoveries from insurance or other third parties.

POST RETIREMENT BENEFITS

Primary actuarial assumptions are determined as follows:

- The expected long-term rate of return on plan assets is based on the Company's estimate of long-term returns for equities and fixed income securities weighted by the allocation of assets in the plans. The rate is impacted by changes in general market conditions, but because it represents a long-term rate, it is not significantly impacted by short-term market swings. Changes in the allocation of plan assets would also impact this rate.

- The assumed discount rate is used to discount future benefit obligations back to today's dollars. The U.S. discount rate is as of the measurement date, December 31. A similar process is used to determine the assumed discount rate for the non-U.S. plans. This rate is sensitive to changes in interest rates. A decrease in the discount rate would increase the Company's obligation and expense.

- The expected rate of compensation increase is used to develop benefit obligations using projected pay at retirement. This rate represents average long-term salary increases and is influenced by the Company's long-term compensation policies. An increase in the rate would increase the Company's obligation and expense.

- The assumed health care trend rate represents the rate at which health care costs are assumed to increase and is based on historical and expected experience. Changes in projections of future health care costs due to general economic conditions and those specific to health care will impact this trend rate. An increase in the trend rate would increase the Company's obligation and expense.

RECENTLY ISSUED ACCOUNTING STANDARDS

On January 1, 2007, the Company adopted FASB Staff Position ("FSP") No. AUG AIR-1, "Accounting for Planned Major Maintenance Activities" ("FSP No. AUG AIR-1"). FSP No. AUG AIR-1 amended the guidance on the accounting for planned major maintenance activities; and it specifically precludes the use of the previously acceptable "accrue in advance" method. In compliance with this new guidance, the Company has retroactively adjusted the Condensed Consolidated Statement of Earnings for the three months ended March 31, 2006 and the Condensed Consolidated Balance Sheet and Condensed Consolidated Statement of Changes in Shareholders Equity for the year ended December 31, 2006 which has resulted in increases in net income and equity of $1.5 million and $1.3 million, respectively. See "Note 2" to Gerdau Ameristeel Corporation and Subsidiaries Condensed

Consolidated Financial Statements for the three month ended March 31, 2007 - "Summary of Recent Accounting Pronouncements" for the full disclosure of the impact of the adoption of FSP No. AUG AIR-1 on the Condensed Consolidated Financial Statements.

The Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized no material adjustment in the liability for unrecognized income tax benefits. As of January 1, 2007, the Company had $13.9 million of unrecognized tax benefits, of which $10.9 million would, if recognized, decrease the Company's effective tax rate. There have been no material changes to these amounts during the three months ended March 31, 2007. The Company does not expect any significant increases or decreases to the unrecognized tax benefits within the next 12 months.

The Company's continuing practice is to recognize interest and/or penalties related to uncertain tax positions in income tax expense. As of January 1, 2007 the Company had approximately $1.4 million of accrued interest and penalties related to its uncertain tax positions.

The tax years 2003 to 2006 remain open to examinations in the United States and various state taxing jurisdictions. The tax years 1998 to 2006 remain open to examination by the Canadian taxing jurisdictions.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 allows entities the option to measure eligible financial instruments at fair value as of specified dates. Such election, which may be applied on an instrument by instrument basis, is typically irrevocable once elected. SFAS 159 is effective for fiscal years beginning after November 15, 2007, and early adoption is allowed under certain circumstances. The Company is in the process of evaluating the financial impact of adopting SFAS 159.

SUBSEQUENT EVENTS

On May 3, 2007, Gerdau Ameristeel US Inc, a wholly owned subsidiary of the Company, entered into a new industrial revenue bond for the Jacksonville, Florida facility. The industrial revenue bond is for $23 million and matures on May 1, 2037. The interest rate on this bond is 5.3% payable semi-annually. This bond is secured by a guarantee by the Company.

RISKS AND UNCERTAINTIES

EXCESS GLOBAL CAPACITY IN THE STEEL INDUSTRY AND THE AVAILABILITY OF COMPETITIVE SUBSTITUTE MATERIAL HAVE RESULTED IN INTENSE COMPETITION, WHICH MAY EXERT DOWNWARD PRESSURE ON THE PRICES OF THE COMPANY'S PRODUCTS.

The Company competes with numerous foreign and domestic steel producers, largely mini-mill producers that produce steel by melting scrap in electric arc furnaces, but also integrated producers that produce steel from coke and iron ore. Competition is based on price, quality and the ability to meet customers' product specifications and delivery schedules. In the past, global overcapacity in steel manufacturing has had a negative impact on steel pricing and could adversely affect sales and profit margins in the future. The construction of new mills, expansion and improved production efficiencies of existing mills, restarting of currently idled facilities and the expansion of foreign steel production capacity all contribute to an increase in global steel production capacity. Increases in global steel production capacity combined with high levels of steel imports into North America could exert downward pressure on the prices of the Company's products, which would adversely affect sales and profit margins.

THE CYCLICAL NATURE OF THE STEEL INDUSTRY AND THE INDUSTRIES WE SERVE AND ECONOMIC CONDITIONS IN NORTH AMERICA AND WORLDWIDE MAY CAUSE FLUCTUATIONS IN THE COMPANY'S REVENUE AND PROFITABILITY.

The North American steel industry is cyclical in nature and is affected significantly by prevailing economic conditions in the major world economies. In particular, the North American steel industry is influenced by a combination of factors, including periods of economic growth or recession, strength or weakness of the U.S. or Canadian dollar relative to other currencies, worldwide production capacity and levels of steel imports and applicable tariffs. Future economic downturns, stagnant economic conditions or currency fluctuations could decrease the demand for the Company's products or increase the amount of imports of steel into its markets, any of which could cause fluctuations in the Company's revenue and profitability.

Market conditions for steel products in the U.S. and Canadian market have fluctuated over recent years. The Company is particularly sensitive to trends in cyclical industries, such as the North American construction, transportation, appliance, machinery and equipment industries, which are significant markets for the Company's products. A significant portion of the Company's products is destined for the construction industry and the steel service center industry. Many of the Company's markets are cyclical in nature and affect the demand for its finished products. A disruption or downturn in any of these industries could negatively impact the Company's financial condition, production, sales, margins and earnings. The Company is also sensitive to trends and events that may impact these industries, including strikes and labor unrest.

IMPORTS OF STEEL INTO NORTH AMERICA HAVE ADVERSELY AFFECTED AND MAY AGAIN ADVERSELY AFFECT STEEL PRICES, AND DESPITE TRADE REGULATION EFFORTS, THE INDUSTRY MAY NOT BE SUCCESSFUL IN REDUCING STEEL IMPORTS.

Imports of steel into North America have exerted in recent years, and may again in the future exert, downward pressure on steel prices, which adversely affects the Company's sales and profit margins. Competition from foreign steel producers is strong and may increase due to increases in foreign steel production capacity and the reduction of domestic steel demand in the economies of the foreign producers. These factors encourage higher levels of steel exports to North America at lower prices. In the past, protective actions taken by the U.S. government to regulate the steel trade, including import quotas and tariffs, have been temporary in nature and have been found by the World Trade Organization to violate global trade rules. Protective actions may not be taken in the future and, despite trade regulation efforts, unfairly priced imports could enter the North American markets in the future, resulting in price depression that would adversely affect our ability to compete and maintain our sales levels and profit margins.

STEEL OPERATIONS REQUIRE SUBSTANTIAL CAPITAL INVESTMENT AND MAINTENANCE EXPENDITURES THAT MAY ENCOURAGE PRODUCERS TO MAINTAIN PRODUCTION IN PERIODS OF REDUCED DEMAND, WHICH MAY IN TURN EXERT DOWNWARD PRESSURE ON PRICES FOR THE COMPANY'S PRODUCTS.

Steel manufacturing is very capital intensive, requiring the Company and other steel producers to maintain a large fixed-cost base requiring substantial maintenance expenditures. The high levels of fixed costs of operating a mini-mill encourage mill operators to maintain high levels of output, even during periods of reduced demand, which may exert additional downward pressure on selling prices and profit margins in those periods.

UNEXPECTED EQUIPMENT FAILURES MAY LEAD TO PRODUCTION CURTAILMENTS OR SHUTDOWNS.

Interruptions in the Company's production capabilities would increase production costs and reduce sales and earnings for the affected period. In addition to periodic equipment failures, the Company's facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. Unexpected interruptions in production capabilities would adversely affect productivity and results of operations. The Company's insurance may not cover its losses.

THE COMPANY'S PROFITABILITY CAN BE ADVERSELY AFFECTED BY INCREASES IN RAW MATERIAL AND ENERGY COSTS.

The Company's operating results are significantly affected by the cost of steel scrap and scrap substitutes that are the primary raw material for the Company's mini-mill production facilities. Prices for steel scrap are subject to market forces largely beyond the Company's control, including demand by U.S. and international steel producers, freight costs and speculation. The increasing rate of worldwide steel scrap consumption, especially in China, has placed significant upward pressure on the price of steel scrap. A combination of a weaker U.S. dollar and a strong global demand for steel scrap has resulted in steel scrap prices that are currently high. Metal spread, the difference between mill selling prices and scrap raw material cost, is also currently well above previous ten-year highs. The Company does not know how long these levels can be maintained and if scrap prices increase significantly without a commensurate increase in finished steel selling prices, profit margins could be materially adversely affected. The Company may not be able to pass on higher scrap costs to its customers by increasing mill selling prices and prices of downstream products. Further increases in the prices paid for scrap and other inputs could also impair our ability to compete with integrated mills and cause production to decline and adversely affect sales and profit margins.

Most of the Company's mini-mill operations have long-term electricity supply contracts with either major utilities or energy suppliers. The electric supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for essential plant requirements. The interruptible portion supplies the electric arc furnace power demand, which represents the majority of the total electric demand, and, for the most part, is based on spot market prices of electricity. Therefore, the Company has significant exposure to the variances of the electricity market that could materially adversely affect operating margins and results of operations.

Generally, the Company does not have long-term contracts for natural gas and oxygen and therefore, is subject to market supply variables and pricing that could materially adversely affect operating margins and results of operations.

THE COMPANY MAY NOT BE ABLE TO SUCCESSFULLY RENEGOTIATE COLLECTIVE BARGAINING AGREEMENTS WHEN THEY EXPIRE AND FINANCIAL RESULTS MAY BE ADVERSELY AFFECTED BY LABOR DISRUPTIONS.

Approximately 38% of the Company's employees are represented by the United Steelworkers of America ("USWA") and other unions under different collective bargaining agreements. The agreements have different expiration dates. During 2006 the Company reached a new agreement with the employees at the Perth Amboy, New Jersey facility. The Company decertified a USWA local at its rebar fabrication facility in Kansas City, Missouri in December 2006. In March 2007, the Company reached new collective bargaining agreements with employees at the Beaumont, Texas, St. Paul, Minnesota and Wilton, Iowa facilities and subsequently on April 2, 2007 the Company announced that an agreement was also reached with the employees of the Whitby, Ontario facility, whose contract expired on February 27, 2007. The Sand Springs and Joliet mills' agreements expired in 2006. The collective bargaining agreements with the employees at the Calvert City mill expired in February 2007 and the agreement with the employees at the Company's Manitoba mill will expire in May 2007. Although negotiations are ongoing, new agreements have not yet been reached at these facilities.

Although progress continues to be made at all locations, the Company may be unable to successfully negotiate new collective bargaining agreements without any labor disruption. A labor disruption could, depending on the operations affected and the length of the disruption, have a material adverse effect on the Company's operations. Labor organizing activities could occur at one or more of the Company's other facilities or at other companies upon which the Company is dependent for raw materials, transportation or other services. Such activities could result in a significant loss of production and revenue and have a material adverse effect on the Company's financial results and results of operations.

ENVIRONMENTAL LAWS AND REGULATIONS AFFECT THE COMPANY AND COMPLIANCE MAY BE COSTLY AND REDUCE PROFITABILITY.

As the Company is involved in steel production, it produces and uses certain substances that may pose environmental hazards. The principle hazardous waste generated by steel producing operations is electric arc furnace (EAF) dust, a residual from the production of steel in electric arc furnaces. EAF dust is collected, handled and disposed of in a manner the Company believes meets all current federal, state and provincial environmental regulations, and the costs of collection and disposal of EAF dust are being expensed as operating costs when incurred. Environmental legislation and regulations at the federal, state and provincial levels over EAF dust are subject to change which may change the cost of compliance and have a material adverse effect on the Company's financial results and results of operations.

In April 2001, the Company was notified by the Environmental Protection Agency
(EPA), of an investigation that identifies the Company as a potential responsible party (PRP) in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, last operated by Stoller Chemical Company, a now bankrupt corporation. The EPA filed suit under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) with the Company named as a defendant and seeking damages of $16.6 million. CERCLA imposes joint and several strict liability in connection with environmental contamination. The Company is included in this action because the Company allegedly shipped EAF dust to the Pelham site. The Company previously accrued $1.6 million in respect of this claim. During the second quarter of 2006, the Company and the EPA reached an agreement in principle to settle this claim. Pursuant to a proposed settlement agreement signed in August 2006, the Company agreed to pay the EPA a total of $7.25 million to settle the claim and, as a result, recorded an expense of $5.65 million during the second quarter of 2006. The settlement agreement was subject to public comment (which has occurred), EPA approval and Court approval. The Company expects the Settlement Agreement to be approved by the Court in the second quarter of 2007.

THE EFFORTS TO INTEGRATE AND ACHIEVE SYNERGIES FROM THE SHEFFIELD AND PCS ACQUISITIONS MAY NOT BE SUCCESSFUL AND MAY REDUCE THE COMPANY'S PROFITABILITY.

The acquisitions of Sheffield and PCS involve risks relating to the difficulty of integrating our business, operations, products and services with those of the acquired businesses. Integration may result in additional expenses, which would negatively affect our results of operations and financial condition. In addition, following our acquisition of Sheffield, we may discover that we have acquired undisclosed liabilities. Although we have conducted what we believe to be a prudent investigation in connection with the acquisitions, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities or issues concerning the assets that we acquired.

BY SEEKING PROTECTION UNDER BANKRUPTCY LAWS, SOME OF THE COMPANY'S COMPETITORS HAVE BEEN RELIEVED OF DEBT BURDENS AND LEGACY COSTS WHICH MAY ENABLE THEM TO OPERATE MORE COMPETITIVELY.

Many U.S. and Canadian steel companies have sought bankruptcy protection over the last several years. Several of these companies have continued to operate, while reducing prices to maintain volumes and cash flow, and have obtained concessions from their employees, suppliers and lenders. Upon emerging from bankruptcy, these companies, or new entities that purchased their facilities through the bankruptcy process, have been relieved of many obligations including debt, environmental costs, employee and retiree benefits and other obligations, commonly referred to as legacy costs. As a result, they may be able to operate more competitively than the Company and other producers that have remained solvent.

THE COMPANY'S PENSION PLANS ARE UNDERFUNDED.

The Company has several pension plans that are currently underfunded, and adverse market conditions could require the Company to make substantial cash payments to fund the plans, which would reduce cash available for other business needs.

THE COMPANY USES ESTIMATES.

The Company prepares financial statements in conformity with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, amounts reported as contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses in the accounting period. Actual results could differ from the estimates made by management. Significant differences between actual results and estimates could have a material adverse effect on the Company's financial results and results of operations.

THE COMPANY DEPENDS ON SENIOR MANAGEMENT AND MAY BE UNABLE TO REPLACE KEY EXECUTIVES IF THEY LEAVE.

The Company's operations and prospects depend in large part on the performance of its senior management team. The Company does not have employment contracts with any of its executive officers other than Mario Longhi, CEO and President. The Company cannot assure you that these individuals will remain with the Company as employees. In addition, the Company cannot assure you that it would be able to find qualified replacements for any of these individuals if their services were no longer available. The loss of the services of one or more members of the senior management team or the difficulty in attracting, retaining and maintaining additional senior management personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

THE COMPANY RELIES ON ITS 50% OWNED JOINT VENTURES FOR A PORTION OF ITS INCOME AND CASH FLOW, BUT DOES NOT CONTROL THEM OR THEIR DISTRIBUTIONS.

The Company has three 50% owned joint ventures that contribute to its financial results, but that it does not control. These 50% owned joint ventures contributed $17.7 million to net income for the three months ended March 31, 2007, and $29.3 million to net income for the three months ended March 31, 2006. The Company received $20.4 million of cash distributions from its 50% owned joint ventures in the three months ended March 31, 2007, and $30.4 million of cash distributions for the three months ended March 31, 2006. However, the Company does not control the 50% owned joint ventures and cannot, without agreement from its partner, cause any 50% owned joint venture to distribute its income from operations to the Company. In addition, Gallatin's existing financing agreement prohibits it from distributing cash to the Company unless specified financial covenants are satisfied. Additionally, since the Company does not control these 50% owned joint ventures, they may not be operated in a manner that the Company believes would be in the 50% owned joint ventures', or the Company's, best interests.

OUTLOOK

The Company is pleased with the strong financial results in the three months ended March 31, 2007. With the rapidly escalating steel prices, shipments of finished steel products were strong in the three months ended March 31, 2007 as customers anticipated future demand and ordered steel before the price increases. This will create certain challenges in the upcoming quarter as most customer inventory levels are above average. Despite this short term volatility, the fundamentals of the Company's businesses remain sound and the Company is still cautiously optimistic for the remainder of 2007.

During the three months ended March 31, 2007 the Company successfully concluded three of our outstanding labor agreements with its employees at Wilton, Iowa, St. Paul, Minnesota and Beaumont, Texas. In addition, on April 2, 2007, the Company announced that it reached a new three year agreement with our workforce at Whitby, Ontario, whose contract expired on February 27, 2007. The Company believes that the framework of these agreements will allow it to be globally competitive and provide for long-term success at these locations.


/s/ Mario Longhi                        /s/ Phillip E. Casey
-------------------------------------   ----------------------------------------
Mario Longhi                            Phillip E. Casey
President and CEO                       Chairman of the Board

May 2, 2007

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(US$ in thousands)

                                                            MARCH 31,   DECEMBER 31,
                                                              2007          2006
                                                           ----------   ------------
                                                            Unaudited    As Adjusted
                                                                          (note 2)
ASSETS

CURRENT ASSETS
   Cash and cash equivalents                               $   80,651    $  109,236
   Restricted cash                                                504           498
   Short-term investments                                     141,324       123,430
   Accounts receivable                                        632,993       460,828
   Inventories (note 3)                                       800,122       820,485
   Deferred tax assets                                         38,319        38,538
   Costs and estimated earnings in excess of billings
      on uncompleted contracts                                  2,615         2,977
   Income taxes receivable                                         --        23,623
   Other current assets                                        18,129        17,428
                                                           ----------    ----------
      TOTAL CURRENT ASSETS                                  1,714,657     1,597,043

INVESTMENTS IN 50% OWNED JOINT VENTURES (NOTE 5)              164,863       167,466
PROPERTY, PLANT AND EQUIPMENT (NOTE 4)                      1,147,304     1,119,458
GOODWILL                                                      252,599       252,599
DEFERRED FINANCING COSTS                                       11,348        12,029
DEFERRED TAX ASSETS                                             5,741        12,948
OTHER ASSETS                                                   14,756        14,845
                                                           ----------    ----------
TOTAL ASSETS                                               $3,311,268    $3,176,388
                                                           ==========    ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable and accrued liabilities                $  406,312    $  317,425
   Accrued salaries, wages and employee benefits              101,424       110,237
   Accrued interest                                             9,538        20,909
   Income taxes payable                                        24,621        19,478
   Accrued sales, use and property taxes                        8,759         8,024
   Current portion of long-term environmental reserve           9,454        12,238
   Billings in excess of costs and estimated earnings on
      uncompleted contracts                                    17,759        15,443
   Other current liabilities                                   16,915        19,629
   Current portion of long-term borrowings (note 6)               184           214
                                                           ----------    ----------
      TOTAL CURRENT LIABILITIES                               594,966       523,597

LONG-TERM BORROWINGS, LESS CURRENT PORTION (NOTE 6)           431,705       431,441
ACCRUED BENEFIT OBLIGATIONS (NOTE 9)                          245,862       238,503
LONG-TERM ENVIRONMENTAL RESERVE, LESS CURRENT PORTION          11,709         9,993
OTHER LIABILITIES                                              39,604        38,082
DEFERRED TAX LIABILITIES                                       52,963        53,733
MINORITY INTEREST                                              30,972        27,581
                                                           ----------    ----------
TOTAL LIABILITIES                                           1,407,781     1,322,930
                                                           ----------    ----------
CONTINGENCIES, COMMITMENTS AND GUARANTEES

SHAREHOLDERS' EQUITY
   Capital stock (note 11)                                  1,017,635     1,016,287
   Retained earnings                                          874,022       828,998
   Accumulated other comprehensive income                      11,830         8,173
                                                           ----------    ----------
TOTAL SHAREHOLDERS' EQUITY                                  1,903,487     1,853,458
                                                           ----------    ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                 $3,311,268    $3,176,388
                                                           ==========    ==========

See accompanying notes to condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(US$ in thousands, except earnings per share data)
(Unaudited)

                                                                   THREE MONTHS ENDED
                                                                ------------------------
                                                                              MARCH 31,
                                                                                2006
                                                                 MARCH 31,   As Adjusted
                                                                   2007        (note 2)
                                                                ----------   -----------
NET SALES                                                       $1,342,996   $1,059,230
OPERATING EXPENSES
   Cost of sales (exclusive of depreciation and amortization)    1,068,872      862,162
   Selling and administrative                                       50,663       55,446
   Depreciation and amortization                                    28,479       26,135
   Other operating income, net                                        (683)      (2,486)
                                                                ----------   ----------
                                                                 1,147,331      941,257
INCOME FROM OPERATIONS                                             195,665      117,973
INCOME FROM 50% OWNED JOINT VENTURES (NOTE 5)                       17,695       29,329
                                                                ----------   ----------
INCOME BEFORE OTHER EXPENSES AND INCOME TAXES                      213,360      147,302
OTHER EXPENSES
   Interest, net                                                     7,951       10,662
   Foreign exchange (gain) loss, net                                  (248)       1,078
   Amortization of deferred financing costs                            756          697
   Minority interest                                                 4,612           --
                                                                ----------   ----------
                                                                    13,071       12,437
INCOME BEFORE INCOME TAXES                                         200,289      134,865
INCOME TAX EXPENSE                                                  66,754       46,020
                                                                ----------   ----------
NET INCOME                                                      $  133,535   $   88,845
                                                                ==========   ==========
EARNINGS PER COMMON SHARE - BASIC                               $     0.44   $     0.29
EARNINGS PER COMMON SHARE - DILUTED                             $     0.44   $     0.29

See accompanying notes to condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (US$ in thousands)
(Unaudited)

                                                             RETAINED
                                                             EARNINGS    ACCUMULATED OTHER
                                 NUMBER OF      CAPITAL    As Adjusted     COMPREHENSIVE
                                  SHARES         STOCK       (note 2)         INCOME            TOTAL
                                -----------   ----------   -----------   -----------------   ----------
BALANCES AT DECEMBER 31, 2005   304,471,493   $1,010,341    $545,789          $33,263        $1,589,393
Net income                                                    88,845                             88,845
Foreign exchange                                                                1,131             1,131
Dividends                                                    (73,092)                           (73,092)
Employee stock options              257,632        1,490                                          1,490
                                -----------   ----------    --------          -------        ----------
BALANCES AT MARCH 31, 2006      304,729,125   $1,011,831    $561,542          $34,394        $1,607,767
                                -----------   ----------    --------          -------        ----------
BALANCES AT DECEMBER 31, 2006   305,376,603   $1,016,287    $828,998          $ 8,173        $1,853,458
Net income                                                   133,535                            133,535
Foreign exchange                                                                3,657             3,657
Dividends                                                    (88,511)                           (88,511)
Employee stock options              144,963        1,348                                          1,348
                                -----------   ----------    --------          -------        ----------
BALANCES AT MARCH 31, 2007      305,521,566   $1,017,635    $874,022          $11,830        $1,903,487
                                -----------   ----------    --------          -------        ----------

See accompanying notes to condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)

                                                                                     THREE MONTHS ENDED
                                                                                   -----------------------
                                                                                                MARCH 31,
                                                                                                   2006
                                                                                   MARCH 31,   As Adjusted
                                                                                      2007       (note 2)
                                                                                   ---------   -----------
OPERATING ACTIVITIES
Net income                                                                         $ 133,535    $  88,845
Adjustment to reconcile net income to net cash provided by operating activities:
   Minority interest                                                                   4,612           --
   Depreciation and amortization                                                      28,479       26,135
   Amortization of deferred financing costs                                              756          697
   Deferred income taxes                                                               6,673        3,102
   Loss (gain) on disposition of property, plant and equipment                           304       (4,560)
   Income from 50% owned joint ventures                                              (17,695)     (29,329)
   Distributions from 50% owned joint ventures                                        20,404       30,403
   Compensation cost from share-based awards                                           8,782       26,376
   Excess tax benefits from share-based payment arrangements                            (526)        (706)
Changes in operating assets and liabilities, net of acquisitions:
   Accounts receivable                                                              (170,695)     (82,288)
   Inventories                                                                        22,162       33,612
   Other assets                                                                       23,063       (1,671)
   Liabilities                                                                        70,835       17,430
                                                                                   ---------    ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                            130,689      108,046

INVESTING ACTIVITIES
   Additions to property, plant and equipment                                        (54,114)     (40,879)
   Proceeds received from the disposition of property, plant and equipment               756        5,205
   Acquisitions                                                                           --       (7,692)
   Purchases of short-term investments                                              (217,689)    (326,400)
   Sales of short-term investments                                                   199,795      148,550
                                                                                   ---------    ---------
NET CASH USED IN INVESTING ACTIVITIES                                                (71,252)    (221,216)
FINANCING ACTIVITIES
   Payments on term loans                                                               (357)        (532)
   Additions to deferred financing costs                                                  --         (404)
   Cash dividends                                                                    (88,511)     (73,092)
   Proceeds from issuance of employee stock purchases                                    295          477
   Excess tax benefits from share-based payment arrangements                             526          706
   Change in restricted cash                                                              (6)          --
                                                                                   ---------    ---------
NET CASH USED IN FINANCING ACTIVITIES                                                (88,053)     (72,845)
Effect of exchange rate changes on cash and cash equivalents                              31           (7)
                                                                                   ---------    ---------
DECREASE IN CASH AND CASH EQUIVALENTS                                                (28,585)    (186,022)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                     109,236      414,259
                                                                                   ---------    ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                         $  80,651    $ 228,237
                                                                                   =========    =========

See accompanying notes to condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US$ IN THOUSANDS)
(UNAUDITED)

NOTE 1 -- BASIS OF PRESENTATION

The Company operates steel minimills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. Its principal market area is the United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, and rail and truck carriers.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNT POLICES

All significant intercompany transactions and accounts have been eliminated in consolidation. Certain amounts for prior years have been reclassified to conform to the 2007 presentation.

In the opinion of the Company's management, the accompanying unaudited interim Condensed Consolidated Financial Statements reflect all normal recurring adjustments which the Company considers necessary for the fair presentation of the Condensed Consolidated Balance Sheet of the Company at March, 31, 2007, its Condensed Consolidated Statements of Earnings for the three months ended March 31, 2007 and 2006, its Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 2007 and 2006 and its Condensed Consolidated Statements of Changes in Shareholders' Equity for the three months ended March 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Interim results are not necessarily indicative of results that may be expected for the entire year or any other interim period. The December 31, 2006 Consolidated Balance Sheet data was derived from audited financial statements included in Gerdau Ameristeel's 2006 Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission ("SEC") ("2006 Annual Report") and includes all disclosures required by GAAP. Therefore, these unaudited interim Condensed Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements of the Company included in the 2006 Annual Report.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

On January 1, 2007, the Company adopted retrospectively Financial Accounting Standards Board ("FASB") Staff Position ("FSP") No. AUG AIR-1, "Accounting for Planned Major Maintenance Activities" ("FSP No. AUG AIR-1"). FSP No. AUG AIR-1 amended the guidance on the accounting for planned major maintenance activities, and it specifically precludes the use of the previously acceptable "accrue in advance" method. The Company records expenses for planned major maintenance activities and the costs for plant shutdowns as operating expenses as incurred.

The impact of the change in accounting for planned major maintenance activities on the December 31, 2006 Condensed Consolidated Balance Sheet is as follows ($000s):

                                             AS ORIGINALLY    IMPACT OF
                                                REPORTED     ADJUSTMENT   AS ADJUSTED
                                             -------------   ----------   -----------
Other current liabilities                      $   21,723     $(2,094)     $   19,629
Total Current Liabilities                         525,691      (2,094)        523,597
Deferred Tax Liabilities                           52,963         770          53,733
Total Liabilities                               1,324,254      (1,324)      1,322,930
Retained earnings                                 827,674       1,324         828,998
Total Shareholders' Equity                      1,852,134       1,324       1,853,458
Total Liabilities and Shareholders' Equity      3,176,388          --       3,176,388

The impact of the change in accounting for planned major maintenance activities in the Condensed Consolidated Statement of Earnings for the three months ended March 31, 2006 is as follows ($000s):

                                             AS ORIGINALLY    IMPACT OF
                                                REPORTED     ADJUSTMENT   AS ADJUSTED
                                             -------------   ----------   -----------
Cost of sales                                  $(864,441)      $2,279      $(862,162)
Income from Operations                           115,694        2,279        117,973
Income Before Other Expenses and Income
   Taxes                                         145,023        2,279        147,302
Income Before Income Taxes                       132,586        2,279        134,865
Income Tax Expense                                45,200          820         46,020
Net Income                                        87,386        1,459         88,845

There was no change to the basic or diluted earnings per common share. As a result of the accounting change, retained earnings in the Condensed Consolidated Balance Sheet and Condensed Consolidated Statement of Changes in Shareholders' Equity as of January 1, 2007 and 2006 increased from $827.7 million and $540.4 million, respectively, as originally reported, to $829.0 million and $545.8 million, respectively.

The impact of the change in accounting for planned major maintenance activities in the Condensed Consolidated Statement of Cash flows, after certain reclassifications, for the three months ended March 31, 2006 is as follows ($000s):

                                                AS ORIGINALLY
                                               REPORTED (AFTER     IMPACT OF
                                             RECLASSIFICATIONS)   ADJUSTMENT   AS ADJUSTED
                                             ------------------   ----------   -----------

Net income                                       $ 87,386          $ 1,459     $ 88,845
Deferred income taxes                               2,282              820        3,102
Liabilities                                        19,709           (2,279)      17,430
Net Cash Provided by Operating Activities         108,046               --      108,046

The Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized no material adjustment in the liability for unrecognized income tax benefits. As of January 1, 2007, the Company had $13.9 million of unrecognized tax benefits, of which $10.9 million would, if recognized, decrease the Company's effective tax rate. There have been no material changes to these amounts during the three months ended March 31, 2007. The Company does not expect any significant increases or decreases to the unrecognized tax benefits within the next 12 months.

The Company's continuing practice is to recognize interest and/or penalties related to uncertain tax positions in income tax expense. As of January 1, 2007 the Company had approximately $1.4 million of accrued interest and penalties related to its uncertain tax positions.

The tax years 2003 to 2006 remain open to examinations in the United States and various state taxing jurisdictions. The tax years 1998 to 2006 remain open to examination by the Canadian taxing jurisdictions.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 allows entities the option to measure eligible financial instruments at fair value as of specified dates. Such election, which may be applied on an instrument by instrument basis, is typically irrevocable once elected. SFAS 159 is effective for fiscal years beginning after November 15, 2007, and early adoption is allowed under certain circumstances. The Company is in the process of evaluating the financial impact of adopting SFAS 159.

NOTE 3 -- INVENTORIES

Inventories consist of the following ($000s):

                                              AT MARCH 31,   AT DECEMBER 31,
                                                  2007             2006
                                              ------------   ---------------
Ferrous and non-ferrous scrap                   $114,337         $ 92,107
Work-in-process                                  139,065          156,407
Finished goods                                   316,079          347,737
Raw materials (excluding scrap) and
   operating supplies                            230,641          224,234
                                                --------         --------
                                                $800,122         $820,485
                                                ========         ========

NOTE 4 -- PROPERTY, PLANT & EQUIPMENT

Property, plant and  equipment consist of the following ($000s):



                                                             AT MARCH 31, 2007
                                                                ACCUMULATED          NET
                                                  COST          DEPRECIATION     BOOK VALUE
                                              ------------   -----------------   ----------
Land and improvements                          $   93,183        $  (6,753)      $   86,430
Buildings and improvements                        202,744          (43,279)         159,465
Machinery and equipment                         1,245,890         (573,015)         672,875
Construction in progress                          222,784               --          222,784
Property, plant and equipment held for sale         5,750               --            5,750
                                               ----------        ---------       ----------
                                               $1,770,351        $(623,047)      $1,147,304
                                               ==========        =========       ==========


                                                             AT DECEMBER 31, 2006
                                                                  ACCUMULATED           NET
                                                  COST           DEPRECIATION       BOOK VALUE
                                              ------------   --------------------   ----------

Land and improvements                          $   93,732         $  (6,260)        $   87,472
Buildings and improvements                        199,503           (41,325)           158,178
Machinery and equipment                         1,228,398          (544,691)           683,707
Construction in progress                          183,710                --            183,710
Property, plant and equipment held for sale         6,391                --              6,391
                                               ----------         ---------         ----------
                                               $1,711,734         $(592,276)        $1,119,458
                                               ==========         =========         ==========

NOTE 5 -- INVESTMENTS IN 50% OWNED JOINT VENTURES

The Company's investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% owned joint ventures. The Company's interests in these joint ventures have been accounted for using the equity method under which the Company's proportionate share of earnings has been included in the Condensed Consolidated Statement of Earnings.

The following table summarizes the results of these companies' financial statements in which the Company owns 50%. The results exclude the impact of purchase price adjustment recorded by the Company ($000s):

                                        MARCH 31,   DECEMBER 31,
                                           2007         2006
                                        ---------   ------------
BALANCE SHEET
   Current assets                        $223,365     $209,523
   Property, plant and equipment, net     207,082      211,893
   Current liabilities                     70,918       55,250
   Long-term debt                           5,741        5,769

                                 THREE MONTHS ENDED
                                     MARCH 31,
                                -------------------
                                  2007       2006
                                --------   --------
STATEMENT OF EARNINGS
   Sales                        $230,665   $241,313
   Operating income               32,843     55,316
   Income before income taxes     32,869     55,410
   Net income                     31,988     54,979

NOTE 6 -- LONG-TERM DEBT

On June 27, 2003, the Company refinanced its debt by issuing $405.0 million aggregate principal 10 3/8% Senior Notes. The notes mature July 15, 2011 and were issued at 98% of face value. The Company's first opportunity to call these senior notes is on July 15, 2007 at a redemption price of 105 3/8%.

In 2005 the Company entered into a new Senior Secured Credit Facility, which provided commitments of up to $650.0 million and expires on October 31, 2010. On February 6, 2007, the Company completed an amendment to the Senior Secured Credit Facility which increased the amount of net intercompany balances that are permitted to exist between the credit parties and the Company's U.S. operating subsidiaries until September 30, 2007. The lenders concurrently waived a covenant non-compliance related to these balances. The Company is in compliance with the terms of the amended facility. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable. At March 31, 2007, there was nothing drawn against this facility and based upon available collateral under the terms of the agreement, approximately $592.2 million was available under the Senior Secured Credit Facility, net of $57.8 million of outstanding letters of credit.

Debt includes the following ($000s):

                                                        MARCH 31,   DECEMBER 31,
                                                           2007         2006
                                                        ---------   ------------
Senior Notes, bearing interest of 10.375%, due
   July 2011, net of original issue discount             $399,934     $399,638
Industrial Revenue Bonds, bearing interest of 3.65%
   to 6.38%, due through December 2018                     31,600       31,600
Other, bearing interest of 6.24%, due through
   October 2010                                               355          417
                                                         --------     --------
                                                          431,889      431,655
Less current portion                                         (184)        (214)
                                                         --------     --------
                                                         $431,705     $431,441
                                                         ========     ========

NOTE 7 -- RELATED PARTY TRANSACTIONS

In the normal course of business, the Company and/or certain of its subsidiaries make purchases from time to time of steel products and raw materials from affiliated companies. For the three months ended March 31, 2007 and 2006, the Company and/or certain of its subsidiaries purchased approximately 26,684 tons and 27,687 tons of steel products and raw materials from affiliated companies for $10.3 million and $12.7 million, respectively. These purchases do not represent a significant percentage of the Company's total purchases and were on terms which management believes were no less favorable than could be obtained from unaffiliated third parties.

NOTE 8 -- INCOME TAXES

The income tax expense differs from the amount computed by applying the Canadian statutory income tax rate (federal and provincial) to income before income taxes, as follows:

                                                        THREE MONTHS ENDED
                                                             MARCH 31,
                                                        ------------------
                                                           2007      2006
                                                         -------   -------
Tax provision at Canadian statutory rates                $68,338   $46,016
   Tax exempt income                                      (6,235)   (6,225)
   Effect of different rates in foreign jurisdictions      7,097     4,768
   Other, net                                             (2,446)    1,461
                                                         -------   -------
Income Tax Expense                                       $66,754   $46,020
                                                         =======   =======

NOTE 9 -- POST RETIREMENT BENEFITS

The Company maintains defined benefit pension plans covering the majority of employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations.

The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits. The Company uses a December 31 measurement date for its plans.

The following tables summarize the expenses related to pension benefits and postretirement medical benefits included in the Company's Condensed Consolidated Statements of Earnings ($000s):

                                             PENSION BENEFITS      OTHER BENEFIT PLANS
                                            THREE MONTHS ENDED      THREE MONTHS ENDED
                                          ---------------------   ---------------------
                                          MARCH 31,   MARCH 31,   MARCH 31,   MARCH 31,
                                             2007        2006        2007        2006
                                          ---------   ---------   ---------   ---------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                               $ 5,430     $ 4,230     $  507       $363
Interest cost                                7,183       6,134      1,121        684
Expected return on plan assets              (7,380)     (6,097)        --         --
Amortization of transition liability            50          47         --         --
Amortization of prior service cost             563         324        (87)       (82)
Recognized actuarial loss                    1,440         837        115         25
                                           -------     -------     ------       ----
Net periodic benefit cost                  $ 7,286     $ 5,475     $1,656       $990
                                           =======     =======     ======       ====

The Company contributed $3.7 million to its defined benefit pension plans for the three months ended March 31, 2007. The Company expects to contribute an additional $31.1 million during the remainder of fiscal year 2007.

The Company expects to receive subsidies on prescription drug benefits under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Prescription Drug Act"). The impact of these subsidies has reduced the accumulated other postretirement benefit obligation by $10.6 million. The reduction of net periodic benefit cost was not significant.

NOTE 10 -- COMPREHENSIVE INCOME

In addition to net income, comprehensive income included certain amounts recorded directly in equity. The following table summarizes the components of comprehensive income, net of related income tax effects ($000s):

                    AUTHORIZED      ISSUED      CAPITAL STOCK
                      NUMBER        NUMBER     (IN THOUSANDS)
                    ----------   -----------   --------------
March 31, 2007
   Common            Unlimited   305,521,566     $1,017,635

December 31, 2006
   Common            Unlimited   305,376,603     $1,016,287

NOTE 11 -- SHAREHOLDERS' EQUITY

Capital stock consists of the following shares:

                    AUTHORIZED      ISSUED      CAPITAL STOCK
                      NUMBER        NUMBER     (IN THOUSANDS)
                    ----------   -----------   --------------
March 31, 2007
   Common            Unlimited   305,521,566     $1,017,635

December 31, 2006
   Common            Unlimited   305,376,603     $1,016,287

On March 9, 2007, the Company paid, in addition to the normal $0.02 per common share quarterly dividend, a special dividend of $0.27 per common share. These resulted in a total dividend payment of $88.5 million to shareholders of record at the close of business on February 22, 2007.

On May 2, 2007, the Board of Directors approved a quarterly cash dividend of $0.02 per common share, payable on June 1, 2007 to shareholders of record at the close of business on May 16, 2007.

EARNINGS PER SHARE

The following table identifies the components of basic and diluted earnings per share ($000s except per share data):



                                                           THREE MONTHS ENDED
                                                      ---------------------------
                                                                       MARCH 31,
                                                        MARCH 31,        2006
                                                          2007        As Adjusted
                                                      ------------   ------------
Basic earnings per share:
   Basic net earnings                                 $    133,535   $     88,845

   Average shares outstanding                          305,206,875    304,568,170

   Basic net earnings per share                       $       0.44   $       0.29

Diluted earnings per share:
   Diluted net earnings                               $    133,535   $     88,845

Diluted average shares outstanding:
   Average shares outstanding                          305,206,875    304,568,170
   Dilutive effect of stock options and share units        947,974      1,064,258
                                                      ------------   ------------
                                                       306,154,849    305,632,428
Diluted net earnings per share                        $       0.44   $       0.29

At March 31, 2007, options to purchase 659,997 (796,193 at March 31, 2006) common shares were not included in the computation of diluted earnings per share as their inclusion would be anti-dilutive.

NOTE 12 -- STOCK BASED COMPENSATION

The long-term incentive plans are designed to reward the Company's senior management with bonuses based on the achievement of return on capital invested targets. Bonuses which have been earned are awarded after the end of the year in the form of cash, stock appreciation rights ("SARs"), and/or options. The portion of any bonus which is payable in cash is to be paid in the form of phantom stock. The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the fair market value of a Common Share at the date the award of phantom stock is made. Phantom stock and SARs vest 25% on each of the first four anniversaries of the date of the award. Phantom stock will be paid out following vesting in the form of a cash payment. The number of options awarded to a participant is determined by dividing the non-cash amount of the bonus by the fair market value of the option at the date the award of the options is made. The value of the options is determined by the Human Resources Committee of the Company's Board of Directors based on a Black Scholes or other method for determining option values. Options vest 25% on each of the first four anniversaries of the date of the award. Options may be exercised following vesting. Options have a maximum term of 10 years. The maximum number of options able to be granted under this plan is 6,000,000.

An award of approximately $6.6 million was earned by participants in 2006 and was paid 44% in SARs, 28% in options and 28% in phantom stock. On March 1, 2007, the Company issued 454,497 options under this plan. These awards are being accrued over the vesting period.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants issued in the first quarter of 2007:

                             2007
                          ----------
Risk free interest rate    4.51%
Expected life              6.25 years
Expected volatility       50.50%
Expected dividend yield    4.00%

The grant date fair value of stock options granted during the year ended March 31, 2007 was $ 4.08.

During the three months ended March 31, 2007, the Company recognized $0.5 million of stock compensation costs related to the options issued during 2007. At March 31, 2007, the remaining unrecognized compensation cost related to these unvested options was approximately $1.4 million and the weighted-average period of time over which this cost will be recognized is 3 years.

The following table summarizes stock options outstanding as of March 31, 2007, as well as activity during the three months then ended:

                                    NUMBER OF   WEIGHTED- AVERAGE
                                      SHARES      EXERCISE PRICE
                                    ---------   -----------------
Outstanding at December 31, 2006    1,418,511         $ 5.37
Granted                               454,497          10.90
Exercised                            (152,125)          1.81
Expired                                (6,000)         17.81
                                    ---------         ------
Outstanding at March 31, 2007 (a)   1,714,883         $ 7.12
                                    =========         ======
Options exercisable                 1,107,991
                                    =========

(a) At March 31, 2007, the weighted-average remaining contractual life of options outstanding was 6.2 years.

At March 31, 2007, the aggregate intrinsic value of options outstanding and options exercisable were both $9.2 million and $8.5 million, respectively. (The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option).

Cash proceeds, tax benefits and intrinsic value related to total stock options exercised during the three months ended March 31, 2007 are provided in the following table ($000s):

                                                  2007
                                                 ------
Proceeds from stock options exercised            $  295
Tax benefit related to stock options exercised      526
Intrinsic value of stock options exercised        1,522

For the three months ended March 31, 2007 and 2006 the Company recorded $8.8 million and $26.4 million, respectively, of expenses to mark to market outstanding stock appreciation rights and expenses associated with other executive compensation agreements.

NOTE 13 -- CONTINGENCIES AND COMMITMENTS

In April 2001, the Company was notified by the Environmental Protection Agency ("EPA"), of an investigation that identifies the Company as a potential responsible party ("PRP") in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, last operated by Stoller Chemical Company, a now bankrupt corporation. The EPA filed suit under the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") with the Company named as a defendant and seeking damages of $16.6 million. CERCLA imposes joint and several strict liability in connection with environmental contamination. The Company is included in this action because the Company allegedly shipped EAF dust to the Pelham site. During 2006, the Company and the EPA reached an agreement in principle to settle this claim. Pursuant to a proposed settlement agreement signed in August 2006, the Company agreed to pay the EPA a total of $7.25 million to settle the claim. The Company has fully accrued for this claim. The Settlement Agreement was subject to public comment (which has occurred), EPA approval and Court approval. The Company expects the settlement agreement to be approved by the Court in the second quarter of 2007.

NOTE 14 -- SEGMENT INFORMATION

The Company is organized into two primary business segments: (a) Steel mills which produce long products, including rebar, merchant bar/special sections and wire rod and (b) Downstream products which include rebar fabrication, rail road spikes, cold drawn products, super light beam processing, elevator grinding rails, grinding balls, wire mesh and collated nails. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation, based on the same accounting policies discussed in Note 2. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets include primarily: cash; investment in 50% owned joint ventures; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes: selling and administrative expenses that may not be directly attributable to either specific segment.

Operational results for the two business segments and other financial data for the three month periods ended March 31 are presented below ($000s):

                                        THREE MONTHS ENDED
                                   ----------------------------
                                    MARCH 31,      MARCH 31,
                                      2007            2006
                                   -----------   --------------
REVENUE FROM EXTERNAL CUSTOMERS:
      Steel mills                  $1,033,792      $  847,630
      Downstream products             309,204         211,600
                                   ----------      ----------
   Total                           $1,342,996      $1,059,230
                                   ==========      ==========
INTER-COMPANY SALES:
      Steel mills                  $  148,089      $  108,089
      Downstream products                 623              --
      Corp/eliminations/other        (148,712)       (108,089)
                                   ----------      ----------
   Total                           $       --      $       --
                                   ==========      ==========
TOTAL SALES:
      Steel mills                  $1,181,881      $  955,719
      Downstream products             309,827         211,600
      Corp/eliminations/other        (148,712)       (108,089)
                                   ----------      ----------
   Total                           $1,342,996      $1,059,230
                                   ==========      ==========
OPERATING INCOME:
      Steel mills                  $  176,998      $  133,215
      Downstream products              26,486          16,905
      Corp/eliminations/other          (7,819)        (32,147)
                                   ----------      ----------
   Total                           $  195,665      $  117,973
                                   ==========      ==========


                                   AS OF MARCH   AS OF DECEMBER
                                     31, 2007       31, 2006
                                   -----------   --------------
SEGMENT ASSETS:
      Steel mills                  $2,276,228      $2,131,872
      Downstream products             527,927         497,664
      Corp/eliminations/other         507,113         546,852
                                   ----------      ----------
   Total                           $3,311,268      $3,176,388
                                   ==========      ==========

NOTE 15 -- SUBSEQUENT EVENTS

On May 3, 2007, the Company, entered into a new industrial revenue bond for the Jacksonville, Florida facility. The industrial revenue bond is for $23 million and matures on May 1, 2037. The interest rate on this bond is 5.3% payable semi-annually.

NOTE 16 -- FINANCIAL INFORMATION RELATED TO SUBSIDIARY GUARANTORS

Consolidating financial information related to the Company and its Subsidiary Guarantors and non-Guarantors as of March 31, 2007 and December 31, 2006 and for the three months ended March 31, 2007 and March 31, 2006 is disclosed to comply with the reporting requirements of the Company's Subsidiary Guarantors. The Subsidiary Guarantors are wholly-owned subsidiaries of the Company which have fully and unconditionally guaranteed the Company's 10 3/8% Senior Notes due 2011. The non-Guarantors are subsidiaries of the Company, and non wholly-owned subsidiaries like AmeriSteel Bright Bar, which have not fully and unconditionally guaranteed the Company's 10 3/8% Senior Notes due 2011. Consolidating financial information follows:

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET
MARCH 31, 2007
(US$ IN THOUSANDS)
(UNAUDITED)

                                                              GERDAU
                                                            AMERISTEEL                   NON-
                                                  GUSAP    CORPORATION   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                                --------   -----------   ----------   ----------   ------------   ------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                       $    967    $   11,025   $   66,576    $  2,083    $        --     $   80,651
Restricted cash                                       --            --          504          --             --            504
Short-term investments                                --            --      141,324          --             --        141,324
Accounts receivable                                   --        80,372      406,472     146,149             --        632,993
Intercompany accounts receivable                      --            --      610,158          --       (610,158)            --
Inventories                                           --       102,574      621,585      75,963             --        800,122
Deferred tax assets                                   --            --       34,690       3,629             --         38,319
Costs and estimated earnings in excess of
   billings on uncompleted contracts                  --            --           --       2,615             --          2,615
Other current assets                                  --         5,152       11,740       1,237             --         18,129
                                                --------    ----------   ----------    --------    -----------     ----------
TOTAL CURRENT ASSETS                                 967       199,123    1,893,049     231,676       (610,158)     1,714,657
INVESTMENTS IN SUBSIDIARIES                      445,947     1,094,656      736,176          --     (2,111,916)       164,863
PROPERTY, PLANT AND EQUIPMENT                         --       223,969      823,848      99,487             --      1,147,304
GOODWILL                                              --            --      118,028     134,571             --        252,599
DEFERRED FINANCING COSTS                           8,703           429        2,194          22             --         11,348
DEFERRED TAX ASSETS                                   --         9,682       (3,941)         --             --          5,741
OTHER ASSETS                                          --          (304)       5,886       9,174             --         14,756
                                                --------    ----------   ----------    --------    -----------     ----------
TOTAL ASSETS                                    $455,617    $1,527,555   $3,575,240    $474,930    $(2,722,074)    $3,311,268
                                                ========    ==========   ==========    ========    ===========     ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities        $     --    $   63,514   $  315,985    $ 26,813    $        --     $  406,312
Intercompany accounts payable                      4,355        94,937           --      36,626       (135,918)            --
Accrued salaries, wages and employee benefits         --        10,560       65,879      24,985             --        101,424
Accrued interest                                   8,754            38          746          --             --          9,538
Income taxes payable                                 345          (596)      23,440       1,432             --         24,621
Accrued sales, use and property taxes                 --         1,096        7,219         444             --          8,759
Current portion of long-term environmental
   reserve                                            --            --        9,454          --             --          9,454
Billings in excess of costs and estimated
   earnings on uncompleted contracts                  --            --           --      17,759             --         17,759
Other current liabilities                             --         3,417       12,100       1,398             --         16,915
Current portion of long-term borrowings               --           118           60           6             --            184
                                                --------    ----------   ----------    --------    -----------     ----------
TOTAL CURRENT LIABILITIES                         13,454       173,084      434,883     109,463       (135,918)       594,966
LONG-TERM BORROWINGS, LESS CURRENT PORTION       399,934           155       31,600          16             --        431,705
RELATED PARTY BORROWINGS                              --            --      463,741      10,500       (474,241)            --
ACCRUED BENEFIT OBLIGATIONS                           --        75,400      113,314      57,148             --        245,862
LONG-TERM ENVIRONMENTAL RESERVE, LESS CURRENT
   PORTION                                            --            --       11,709          --             --         11,709
OTHER LIABILITIES                                     --         4,529       35,075          --             --         39,604
DEFERRED TAX LIABILITIES                              --            --       57,465      (4,502)            --         52,963
MINORITY INTEREST                                     --            --           --      30,972             --         30,972
                                                --------    ----------   ----------    --------    -----------     ----------
TOTAL LIABILITIES                                413,388       253,168    1,147,787     203,597       (610,159)     1,407,781
SHAREHOLDERS' EQUITY
Capital stock                                     61,109     1,334,795    1,841,889      44,224     (2,264,382)     1,017,635
Retained earnings (accumulated deficit)           (9,249)         (323)     617,958     256,926          8,710        874,022
Accumulated other comprehensive income            (9,631)      (60,085)     (32,394)    (29,817)       143,757         11,830
                                                --------    ----------   ----------    --------    -----------     ----------
TOTAL SHAREHOLDERS' EQUITY                        42,229     1,274,387    2,427,453     271,333     (2,111,915)     1,903,487
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      $455,617    $1,527,555   $3,575,240    $474,930    $(2,722,074)    $3,311,268
                                                ========    ==========   ==========    ========    ===========     ==========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2006
(US$ IN THOUSANDS)
AS ADJUSTED (NOTE 2)

                                                              GERDAU
                                                            AMERISTEEL                   NON-
                                                  GUSAP    CORPORATION   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                                --------   -----------   ----------   ----------   ------------   ------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                       $  7,885    $   16,025   $   84,946    $    380    $        --     $  109,236
Restricted cash                                       --            --          498          --             --            498
Short-term investments                                --            --      123,430          --             --        123,430
Accounts receivable                                   --        45,089      298,580     117,159             --        460,828
Intercompany accounts receivable                      --            --      725,576          --       (725,576)            --
Inventories                                           --        98,581      645,360      76,544             --        820,485
Deferred tax assets                                   --            --       34,909       3,629             --         38,538
Costs and estimated earnings in excess
   of billings on uncompleted contracts               --            --           --       2,977             --          2,977
Income taxes receivable                               --           204       22,934         485             --         23,623
Other current assets                                  14         3,053       12,050       2,311             --         17,428
                                                --------    ----------   ----------    --------    -----------     ----------
TOTAL CURRENT ASSETS                               7,899       162,952    1,948,283     203,485       (725,576)     1,597,043
INVESTMENTS IN SUBSIDIARIES                      445,946     1,083,008      742,192          --     (2,103,680)       167,466
PROPERTY, PLANT AND EQUIPMENT                         --       223,946      796,972      98,540             --      1,119,458
GOODWILL                                              --            --      118,029     134,570             --        252,599
DEFERRED FINANCING COSTS                           9,210           454        2,342          23             --         12,029
DEFERRED TAX ASSETS                                   --        15,937       (2,989)         --             --         12,948
OTHER ASSETS                                          --          (832)       6,108       9,569             --         14,845
                                                --------    ----------   ----------    --------    -----------     ----------
TOTAL ASSETS                                    $463,055    $1,485,465   $3,610,937    $446,187    $(2,829,256)    $3,176,388
                                                ========    ==========   ==========    ========    ===========     ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities        $     --    $   36,757   $  264,104    $ 16,564    $        --     $  317,425
Intercompany accounts payable                      4,355        92,894           --     154,528       (251,777)            --
Accrued salaries, wages and employee
   benefits                                           --         8,379       78,294      23,564             --        110,237
Accrued interest                                  19,258            41        1,610          --             --         20,909
Income taxes payable                                   5           121       17,287       2,065             --         19,478
Accrued sales, use and property taxes                 --           549        6,852         623             --          8,024
Current portion of long-term
   environmental reserve                              --            --       12,238          --             --         12,238
Billings in excess of costs and estimated
   earnings on uncompleted contracts                  --            --           --      15,443             --         15,443
Other current liabilities                             --         3,124       14,209       2,296             --         19,629
Current portion of long-term borrowings               --           118           85          11             --            214
                                                --------    ----------   ----------    --------    -----------     ----------
TOTAL CURRENT LIABILITIES                         23,618       141,983      394,679     215,094       (251,777)       523,597
LONG-TERM BORROWINGS, LESS CURRENT PORTION       399,638           185       31,600          18             --        431,441
RELATED PARTY BORROWINGS                              --            --      466,049       7,750       (473,799)            --
ACCRUED BENEFIT OBLIGATION                            --        74,602      106,814      57,087             --        238,503
LONG-TERM ENVIRONMENTAL RESERVE, LESS
   CURRENT PORTION                                    --            --        9,993          --             --          9,993
OTHER LIABILITIES                                     --         4,229       33,853          --             --         38,082
DEFERRED TAX LIABILITIES                              --            38       58,197      (4,502)            --         53,733
MINORITY INTEREST                                     --            --           --      27,581             --         27,581
                                                --------    ----------   ----------    --------    -----------     ----------
TOTAL LIABILITIES                                423,256       221,037    1,101,185     303,028       (725,576)     1,322,930
SHAREHOLDERS' EQUITY
Capital stock                                     61,109     1,320,313    1,844,030      45,266     (2,254,431)     1,016,287
Retained earnings                                (11,679)        3,561      698,116     127,396         11,604        828,998
Accumulated other comprehensive income            (9,631)      (59,446)     (32,394)    (29,503)       139,147          8,173
                                                --------    ----------   ----------    --------    -----------     ----------
TOTAL SHAREHOLDERS' EQUITY                        39,799     1,264,428    2,509,752     143,159     (2,103,680)     1,853,458
                                                --------    ----------   ----------    --------    -----------     ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      $463,055    $1,485,465   $3,610,937    $446,187    $(2,829,256)    $3,176,388
                                                ========    ==========   ==========    ========    ===========     ==========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF EARNINGS
THREE MONTHS ENDED MARCH 31, 2007
(US$ IN THOUSANDS)
(UNAUDITED)

                                                              GERDAU
                                                            AMERISTEEL                   NON-
                                                  GUSAP    CORPORATION   GUARANTORS   GUARANTORS   CONSOLIDATED
                                                --------   -----------   ----------   ----------   ------------
NET SALES                                       $     --    $193,844      $978,382     $170,770     $1,342,996
OPERATING EXPENSES
   Cost of sales (exclusive of depreciation
      and amortization)                               --     160,742       773,727      134,403      1,068,872
   Selling and administrative                         --       4,929        38,598        7,136         50,663
   Depreciation and amortization                      --       5,396        20,197        2,886         28,479
   Other operating income, net                        --         (26)         (495)        (162)          (683)
                                                --------    --------      --------     --------     ----------
                                                      --     171,041       832,027      144,263      1,147,331
INCOME FROM OPERATIONS                                --      22,803       146,355       26,507        195,665
EARNINGS FROM 50% OWNED JOINT VENTURES                --          --        17,695           --         17,695
                                                --------    --------      --------     --------     ----------
INCOME BEFORE OTHER EXPENSES AND INCOME TAXES         --      22,803       164,050       26,507        213,360
OTHER EXPENSES
   Interest, net                                  10,722       1,531        (4,411)         109          7,951
   Foreign exchange loss (gain), net                  --         336          (570)         (14)          (248)
   Amortization of deferred financing costs          507          29           219            1            756
   Minority interest                                  --          --            --        4,612          4,612
                                                --------    --------      --------     --------     ----------
                                                  11,229       1,896        (4,762)       4,708         13,071
(LOSS) INCOME BEFORE INCOME TAXES                (11,229)     20,907       168,812       21,799        200,289
INCOME TAX EXPENSE                                   499       9,895        56,360           --         66,754
                                                --------    --------      --------     --------     ----------
(LOSS) INCOME BEFORE STOCK DIVIDENDS             (11,728)     11,012       112,452       21,799        133,535
STOCK DIVIDENDS                                  (27,159)    (74,397)      101,556           --             --
                                                --------    --------      --------     --------     ----------
NET INCOME                                      $ 15,431    $ 85,409      $ 10,896     $ 21,799     $  133,535
                                                ========    ========      ========     ========     ==========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF EARNINGS
THREE MONTHS ENDED MARCH 31, 2006
(US$ IN THOUSANDS)
(UNAUDITED)
AS ADJUSTED (NOTE 2)

                                                                        GERDAU
                                                                      AMERISTEEL                    NON-
                                                             GUSAP    CORPORATION   GUARANTORS   GUARANTORS   CONSOLIDATED
                                                           --------   -----------   ----------   ----------   ------------
NET SALES                                                  $     --    $168,038      $883,096      $8,096     $ 1,059,230
OPERATING EXPENSES
   Cost of sales (exclusive of depreciation and
      amortization)                                              --     142,173       712,765       7,224         862,162
   Selling and administrative                                    --       3,948        51,198         300          55,446
   Depreciation and amortization                                 --       5,254        20,830          51          26,135
   Other operating (income) expense, net                         --        (118)       (2,368)         --          (2,486)
                                                           --------    --------      --------      ------     -----------
                                                                 --     151,257       782,425       7,575         941,257
INCOME FROM OPERATIONS                                           --      16,781       100,671         521         117,973
EARNINGS FROM 50% OWNED JOINT VENTURES                           --          --        29,329          --          29,329
                                                           --------    --------      --------      ------     -----------
INCOME BEFORE OTHER EXPENSES AND INCOME TAXES                    --      16,781       130,000         521         147,302
OTHER EXPENSES
   Interest, net                                             10,667       2,947        (2,992)         40          10,662
   Foreign exchange loss (gain), net                             --       1,225          (142)         (5)          1,078
   Amortization of deferred financing costs                     518          31           147           1             697
                                                           --------    --------      --------      ------     -----------
                                                             11,185       4,203        (2,987)         36          12,437
(LOSS) INCOME BEFORE INCOME TAXES                           (11,185)     12,578       132,987         485         134,865
INCOME TAX EXPENSE                                              151       4,242        41,339         288          46,020
                                                           --------    --------      --------      ------     -----------
(LOSS) INCOME BEFORE STOCK DIVIDENDS                        (11,336)      8,336        91,648         197          88,845
STOCK DIVIDENDS                                             (21,009)       (394)       21,403          --              --
                                                           --------    --------      --------      ------     -----------
NET INCOME                                                 $  9,673    $  8,730      $ 70,245      $  197     $    88,845
                                                           ========    ========      ========      ======     ===========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2007
(US$ IN THOUSANDS)
(UNAUDITED)

                                                                        GERDAU
                                                                       AMERISTEEL                   NON-
                                                             GUSAP    CORPORATION   GUARANTORS   GUARANTORS   CONSOLIDATED
                                                           --------   -----------   ----------   ----------   ------------
OPERATING ACTIVITIES
Net income                                                 $ 15,431    $ 85,409     $  10,896    $  21,799     $ 133,535
Adjustment to reconcile net income to net cash provided
   by operating activities:
   Minority interest                                             --          --            --        4,612         4,612
   Depreciation and amortization                                 --       5,396        20,197        2,886        28,479
   Amortization of deferred financings costs                    507          29           219            1           756
   Deferred income taxes                                         --       6,282           391           --         6,673
   Loss (gain) on disposition of property, plant and
      equipment                                                  --          --           287           17           304
   Income from 50% owned joint ventures                          --          --       (17,695)          --       (17,695)
   Distributions from 50% owned joint ventures                   --          --        20,404           --        20,404
   Compensation cost from share-based awards, net of tax
      benefit                                                    --       8,782            --           --         8,782
   Excess tax benefits from share-based payment
      arrangements                                               --        (526)           --           --          (526)
Changes in operating assets and liabilities, net of
   acquisitions:                                                                                                      --
   Accounts receivable                                           --     (34,202)     (106,486)     (30,007)     (170,695)
   Inventories                                                   --      (2,936)       24,516          582        22,162
   Other assets                                                  15      (2,568)       24,174        1,442        23,063
   Liabilities                                              (10,166)     21,445       160,869     (101,313)       70,835
                                                           --------    --------     ---------    ---------     ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES                     5,787      87,111       137,772      (99,981)      130,689
INVESTING ACTIVITIES
   Intercompany investments                                 (12,410)     (1,488)      (91,293)     105,191            --
   Additions to property, plant and equipment                    --      (2,934)      (47,662)      (3,518)      (54,114)
   Proceeds received from disposition of property, plant
      and equipment                                              --          --           738           18           756
   Purchases of short-term investments                           --          --      (217,689)          --      (217,689)
   Sales of short-term investments                               --          --       199,795           --       199,795
                                                           --------    --------     ---------    ---------     ---------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES         (12,410)     (4,422)     (156,111)     101,691       (71,252)
FINANCING ACTIVITIES
   Payments on term loans                                      (295)        (30)          (25)          (7)         (357)
   Cash dividends                                                --     (88,511)           --           --       (88,511)
   Proceeds from issuance of employee stock purchases            --         295            --           --           295
   Excess tax benefits from share-based payment
      arrangements                                               --         526            --           --           526
   Change in restricted cash                                     --        --              (6)          --            (6)
                                                           --------    --------     ---------    ---------     ---------
NET CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES           (295)    (87,720)          (31)          (7)      (88,053)
Effect of exchange rate changes on cash and cash
   equivalents                                                   --          31            --           --            31
                                                           --------    --------     ---------    ---------     ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS             (6,918)     (5,000)      (18,370)       1,703       (28,585)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD              7,885      16,025        84,946          380       109,236
                                                           --------    --------     ---------    ---------     ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                 $    967    $ 11,025     $  66,576    $   2,083     $  80,651
                                                           ========    ========     =========    =========     =========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2006
(US$ IN THOUSANDS)
(UNAUDITED)
AS ADJUSTED (NOTE 2)

                                                                        GERDAU
                                                                       AMERISTEEL                   NON-
                                                             GUSAP    CORPORATION   GUARANTORS   GUARANTORS   CONSOLIDATED
                                                           --------   -----------   ----------   ----------   ------------
OPERATING ACTIVITIES
Net income                                                 $  9,673    $   8,730    $  70,245    $     197     $  88,845
Adjustment to reconcile net income to net cash provided
   by operating activities:
   Depreciation and amortization                                 --        5,255       20,829           51        26,135
   Amortization of deferred financing costs                     518           31          147            1           697
   Deferred income taxes                                         --        4,189         (248)        (839)        3,102
   Gain on disposition of property, plant and equipment          --           --       (4,560)          --        (4,560)
   Income from 50% owned joint ventures                          --           --      (29,329)          --       (29,329)
   Distributions from 50% owned joint ventures                   --           --       30,403           --        30,403
   Compensation cost from share-based awards                     --       26,376           --           --        26,376
   Excess tax benefits from share-based payment
      arrangements                                               --         (706)          --           --          (706)
Changes in operating assets and liabilities, net
   of acquisitions:                                              --
   Accounts receivable                                           --      (10,910)     (69,902)      (1,476)      (82,288)
   Inventories                                                   --       15,259       18,131          222        33,612
   Other assets                                                  --        1,023       (2,536)        (158)       (1,671)
   Liabilities                                              (12,087)    (113,557)      11,247      131,827        17,430
                                                           --------    ---------    ---------    ---------     ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES                    (1,896)     (64,310)      44,427      129,825       108,046
INVESTING ACTIVITIES
   Intercompany investments                                      --      129,912         (190)    (129,722)           --
   Additions to property, plant and equipment                    --       (6,452)     (34,427)          --       (40,879)
   Proceeds received from disposition of property, plant
      and equipment                                              --           --        5,205           --         5,205
   Acquisitions                                                  --           --       (7,692)          --        (7,692)
   Purchases of short-term investments                           --           --     (326,400)          --      (326,400)
   Sales of short-term investments                               --           --      148,550           --       148,550
                                                           --------    ---------    ---------    ---------     ---------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES              --      123,460     (214,954)    (129,722)     (221,216)
FINANCING ACTIVITIES
   Payments on term loans                                      (215)          --         (247)         (70)         (532)
   Additions to deferred financing costs                         --           (5)        (399)          --          (404)
   Cash dividends                                                --      (73,092)          --           --       (73,092)
   Proceeds from issuance of employee stock purchases            --          477           --           --           477
   Excess tax benefits from share-based payment
      arrangements                                               --          706           --           --           706
                                                           --------    ---------    ---------    ---------     ---------
NET CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES           (215)     (71,914)        (646)         (70)      (72,845)
Effect of exchange rate changes on cash and cash
   equivalents                                                   --           (7)          --           --            (7)
                                                           --------    ---------    ---------    ---------     ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS             (2,111)     (12,771)    (171,173)          33      (186,022)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD              5,413       21,233      386,995          618       414,259
                                                           --------    ---------    ---------    ---------     ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                 $  3,302    $   8,462    $ 215,822    $     651     $ 228,237
                                                           ========    =========    =========    =========     =========

Corporate Information

LISTING OF SECURITIES

Common Shares:
New York Stock Exchange - (GNA)
Toronto Stock Exchange - (GNA.TO)

TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company
Mellon Investor Services LLC
Toronto: (416) 643.5500
U.S. and Outside Toronto.: (800) 387.0825

FINANCIAL CALENDAR

Fiscal year end: December 31

INVESTOR INFORMATION

Shareholders or other interested parties seeking assistance or information about the Company are invited to contact Tom Landa, Vice President and Chief Financial Officer at the Executive Offices or via email: IR@gerdauameristeel.com

Web site: www.gerdauameristeel.com

WWW.GERDAUAMERISTEEL.COM

Gerdau Ameristeel Corporation
Executive Office
4221 W. Boy Scout Blvd., Suite 600
Tampa, FL 33607
Phone: (813) 286.8383
www.gerdauameristeel.com

Gerdau AmeriSteel - Investor Relations
Phone: (813) 207.2300
Fax: (913) 207-2328
ir@gerdauameristeel.com

Gerdau
Av. Farrapos, 1811 - 90220-005
Porto Alegre - RS - Brasil
Phone: +55 (51) 3323.2000
www.gerdau.com.br

Gerdau - Investor Relations
Phone: +55 (51) 3323.2703
Fax: +55 (51) 3323.2281
inform@gerdau.com.br

(GERDAU AMERISTEEL(TM) LOGO)